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[BUHRMANN LOGO]

                                                           Buhrmann NV
                                                           Hoogoorddreef 62
                                                           1101 BE  Amsterdam ZO
                                                           P.O. Box 23456
                                                           1100 DZ  Amsterdam ZO
                                                           The Netherlands
PRESS RELEASE
                                                           Telephone
-----------------------------------                        +31 (0)20 651 11 11
Date           17 December 2001                            Telefax
-----------------------------------                        +31 (0)20 651 10 00
Number         032                                         E-mail
-----------------------------------                        corpcomm@buhrmann.com
                                                           Website
                                                           www.buhrmann.com

BUHRMANN RENEGOTIATED BANK CREDIT TERMS

Buhrmann has renegotiated some of the terms and conditions of its Senior Credit Facility.

Under the agreement reached with Buhrmann's banking syndicate, some of the covenants like the consolidated leverage ratio and consolidated interest coverage ratio have been amended to ensure continued, financial flexibility in the future. In exchange additional levels in the so-called pricing grid for the interest margin were accepted. It is noted that Buhrmann has been and continues to be in full compliance with all its banking agreements.

As stated in the company's third quarter earnings report, Buhrmann's cash flow from operations has developed favourably and its debt/equity ratio has further improved compared to prior quarters and last year.

Further details on the renegotiated bank covenants can be found on Buhrmann's website: www.buhrmann.com.


NOTE TO EDITORS

For more information, please contact:    Analysts can contact:
Buhrmann Corporate Communications,       Buhrmann Investor Relations Department,
Ewold de Bruijne                         Tel. +31 20 651 10 42 or by e-mail:
Tel. +31 20 651 10 34 or by e-mail:      marina.millington@buhrmann.com
ewold.de.bruijne@buhrmann.com


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PROFILE OF BUHRMANN


As an international business services and distribution group, Buhrmann is the world's major supplier of office products, paper and graphic systems for the business market. By combining modern internet technology with intelligent logistic processes Buhrmann is able to distribute these products in a highly efficient way. Internet sales account for a rapidly growing proportion of total sales.

With its Office Products Divisions operating under the name of Corporate Express, Buhrmann is market leader in the business market for office products in North America and Australia. In Europe Corporate Express ranks second. Buhrmann is also the European market leader in paper merchanting and in the distribution of graphic systems. The group has its head office in Amsterdam and generates sales of about EUR 11.0 billion with approximately 28,000 employees in 30 countries.
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